Exhibit (a)(1)(E)

CONFIRMATION OF RECEIPT OF ELECTION

TO:	[Eligible Employee]
FROM:	Human Resources
SUBJECT:	Stock Option Exchange Program Election Confirmation

Your Stock Option Exchange Program election has been recorded as follows:

Eligible Option					Replacement Options
Grant ID Number	Grant Date	Exercise Price	Number of Shares Subject to Eligible Option	Exchange Ratio	Number of Shares Subject to Replacement Option	Election

We strongly encourage you to keep this email for your records.

If you elected “Yes” with respect to any eligible option, your election means you accept the replacement of the tendered eligible option. You will receive additional information about the replacement options, including the replacement options exercise price, as soon as practicable after they are granted, which is expected to be promptly after the end of the program.

If you elected “No” with respect to any eligible option, your election means you decline the replacement of the non-tendered eligible option. Options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If the above is not your intent, you may complete a revised paper Election Form and submit it to Human Resources before 12:00 P.M. Pacific Time on August 23, 2016.

If you have questions about the program or this confirmation notice, please contact Human Resources.